

January 12, 2018

Via E-mail
Robert Stefanovich
Chief Financial Officer
17305 Daimler Street
Irvine, CA 92614

>   **Re: Cryoport, Inc.**
>   **Schedule TO-I**
>   **Filed January 2, 2018**
>   **File No. 005-85385**
>   **Registration Statement on Form S-4**
>   **Filed January 2, 2018**
>   **File No. 333-222386**

Dear Mr. Stefanovich:

We have limited our review of the above filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the filings unless otherwise indicated.

Registration Statement on Form S-4

Cover Page

1. In an early commencement offer, the legend required by Item 501(b)(10) of Regulation S-K must be tailored appropriately. It may not state that the prospectus is not complete. See Q&A 2 in Section I.E of the Third Supplement to the Telephone Interpretations (July 2001). In addition, the date of the prospectus (at the bottom of the cover page) may not be left blank. Please revise.

Use of Proceeds, page 16

2. We note your disclosure that your estimated net proceeds will be approximately $5.6 million excluding the aggregate 95,858 Original Warrants held by Mr. Shelton and Dr. Hariri. (The same disclosure also appears under "The Exchange Offer – Accounting Treatment" on page 27.) However, your offer maximum of 2,000,000 Original Warrants, and thus your estimated net proceeds of approximately $5.9 million, could be achieved without participation in the offer by Mr. Shelton or Dr. Hariri. Please revise or advise.

The Exchange Offer

Continued Listing of Original Warrants, page 20

3. We note your explanation as to how proration would work in the event that all of the 3,836,793 outstanding Original Warrants are tendered in the Offer. As you explain, that would result in 670,751 Public Original Warrants remaining outstanding. However, you do not address other tender scenarios. For example, all 1,401,101 Public Original Warrants could be tendered, alongside fewer tenders of Private Original Warrants, with the potential result that no Public Original Warrants would remain outstanding. In such event, and based on your disclosure regarding continued listing on the NASDAQ Capital Market, it would appear that such continued listing could be jeopardized. Please advise.

Extension of the Offer and Exercise Period; Amendments; Termination, page 21

4. We note your statement in this section that the Company expressly reserves the right "in its sole discretion" to terminate the Offer. Revise to clarify that it may do so only if one of the listed Offer conditions is neither satisfied nor waived.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, Securities Exchange Act of 1934, and all applicable Securities Act and Exchange Act rules require. Since the Company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact David Plattner, Special Counsel, at (202) 551-8094, or me at (202) 551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Anthony Ippolito, Esq.
       Snell & Wilmer L.L.P.